FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

Dated July 15, 2008

Commission File Number 1-14878

GERDAU S.A.
(Exact Name as Specified in its Charter)

       N/A
(Translation of Registrant’s Name)

Av. Farrapos 1811
Porto Alegre, Rio Grande do Sul - Brazil CEP 90220-005
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 15, 2008

GERDAU S.A.

By:	/s/Osvaldo Burgos Schirmer
Name: Osvaldo Burgos Schirmer
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1
GERDAU S.A. AND SUBSIDIARIES
CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF MARCH 31, 2008 AND 2007
Prepared in accordance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board - IASB, and with Instruction No. 457 of July 13, 2007 as issued by the Brazilian Securities Commission (CVM).